Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 15 - 2007

AUGUST 10, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS ADDITIONAL MINERAL RESOURCES AT JOANNA AND SIGNIFICANT INCREASE IN GRADE OF LOWER INTER MINERAL RESOURCES AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) reports updated mineral reserve and resource estimates for its Joanna and Casa Berardi projects, both located, in north western Quebec, Canada.

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At Joanna, a new mineral resources estimate has been prepared by Geostat Systems International Inc. (“Geostat”) based on an additional 112 drill holes completed by previous owners on the western area of the property.  The updated mineral resources, based on data from previous owners, are estimated at 7.1 million tonnes averaging 1.8 grams of gold per tonne, or 411,400 ounces in the indicated category and 24.5 million tonnes averaging 1.6 grams of gold per tonne, for 1.26 millions ounces in the inferred category.  This represents a gain of 33% in the indicated category and 15% in the inferred category from the previous estimates announced on March 28, 2007.

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At Casa Berardi, an updated mineral resources estimate has been prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) based on a closely spaced underground definition drilling program completed in 2006 and 2007 within the Lower Inter Zone.  As a result, the updated mineral resources are estimated at 973,000 tonnes averaging 11.6 grams of gold per tonne, or 361,200 ounces in the indicated category and 43,000 tonnes averaging 5.6 grams of gold per tonne, for 7,800 ounces in the inferred category.  This represents a 59% gain in grade and a 30% gain in ounces from the previous estimate.

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Both mineral resources estimates follow the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions standard for mineral resources and reserves and have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.

“We are encouraged by the results of the definition drilling program on the Casa Berardi Lower Inter Zone. An updated mining plan is currently in progress which will integrate the higher grade core and should have a positive impact on the future gold production profile.” said David Hall, CEO. “In addition, the increase in resources at Joanna, which do not yet incorporate the results of our current programs, confirms the excellent potential of this project.”

News Release –August 10, 2007
Aurizon Reports Additional Mineral Resources at Joanna and
Significant Increase in Grade of Lower Inter Mineral Resources at Casa Berardi

Casa Berardi

The Casa Berardi deposit is a vein type deposit located close to the contact between the sedimentary basin sequence and the volcanic basement.  The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system. More specifically, the Lower Inter Zone is a flat lying vein located in the western part of the body, 600 to 1,000 metres from the existing shaft. The vein fills a void defined by two graphitic faults known as Casa Berardi and Lower Inter fault.

Drilling programs in the Lower Inter Zone in 2005 established mineral resources of 1,185,000 tonnes at an average grade of 7.27 grams of gold per tonne in the indicated category.  As a result of the Updated Feasibility Study completed in September 2005, probable mineral reserves of 1,190,000 tonnes at an average diluted grade of 6.1 grams of gold per tonne, or 233,000 ounces were established.

In 2006 and 2007, definition drilling was completed in the area of the previously established mineral reserves in order to outline precise stope dimensions for mining.  A footwall drift located at the 570 metre elevation was used for the collar locations.

The mine plan for the Lower Inter Zone is currently being revised to reflect the results from the definition drill program and establish an updated mineral reserve estimate.

Scott Wilson RPA was commissioned by Aurizon to prepare an updated mineral resources estimate on the Zone Lower Inter in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101. Results are as follows:

LOWER INTER ZONE MINERAL RESOURCES ESTIMATE

	2007			2005
	Tonnage tonnes	Grade g/tAu	Ounces of gold	Tonnage tonnes	Grade g/tAu	Ounces of gold
Mineral Indicated Resources	973,000	11.6	361,000	1,185,000	7.3	277,000
Mineral Inferred Resources	43,000	5.6	7,800	-	-	-

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Updated mineral indicated and inferred resources are based on new information acquired from the infill drilling completed within the Lower Inter Zone in 2006 and 2007.  Geological interpretation was carried out on 1:500 scale vertical section, generally spaced at 15 metres except at the east end of the deposit where they are spaced at 12.5 metres.   Drill hole spacing ranges from 10 metres to 25 metres.

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In 2005, the mineral resources estimate of the Lower Inter considered a single envelope which was based on a cut-off of 1.0 gram of gold per tonne.  Drilling carried out in 2007 indicates that a richer core can be outlined and the mineral estimate is now based on a cut-off of 4.0 grams of gold per tonne.

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Capping of high grade intercepts is 120 grams of gold per tonne in the higher grade core. A capping of 30 grams of gold per tonne was used from the outer low grade envelope.

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A 30 metre radius sphere was used for grade interpolation.

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CIM definitions were used for the mineral resources estimate.

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Mineral resources are estimated using an average long-term price of US$485 per ounce and a C$/US$ exchange rate of 1.10.

News Release –August 10, 2007
Aurizon Reports Additional Mineral Resources at Joanna and
Significant Increase in Grade of Lower Inter Mineral Resources at Casa Berardi

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Minimum underground mining widths of three metres were used.

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All blocks in the higher grade core are considered as indicated resources. In the case of the outer envelope, only blocks with grades above 4.0 grams of gold per tonne are considered as inferred resources.

Joanna

Aurizon has an agreement in place to acquire a 100% interest in the Joanna property, subject to a 2% net smelter royalty.  The property is located along the Cadillac Break, 20 km East of Rouyn-Noranda just off highway 117.  The property was mined previously from underground to a maximum depth of 200 metres.
A total of 46,000 tonnes at an average grade of 6.6 grams of gold per tonne were reported to have been mined in 1948-1949.

At Joanna, previous surface and underground exploration focused mainly on a stacking of high grade veins close to a brittle fault. The veins were included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Compilation of existing data indicates that the corridor could be extended along a 1,800 metres east-west trend and could be currently followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 50o to the north with a western plunge.

Geostat was commissioned by Aurizon to prepare an updated mineral resources estimate based on data available on additional drill holes completed by previous owners in the western area of the property, in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.  Results are as follows:

MINERAL RESOURCES ESTIMATE

		August, 2007			March, 2007
		Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Indicated Resources	East block	5,398,000	1.8	309,000	5,398,000	1.8	309,000
	West block	1,669,908	1.9	103,000	-	-	-
	Total	7,067,908	1.8	412,000	5,398,000	1.8	309,000
Mineral Inferred Resources	East block	21,838,000	1.6	1,100,000	21,838,000	1.6	1,100,000
	West block	2,689,000	1.9	161,000	-	-	-
	Total	24,527,000	1.6	1,261,000	21,838,000	1.6	1,100,000

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The mineral resources estimate does not take into account the results of the Aurizon drilling and re-assaying programs currently in progress.

News Release –August 10, 2007
Aurizon Reports Additional Mineral Resources at Joanna and
Significant Increase in Grade of Lower Inter Mineral Resources at Casa Berardi

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Data from 493 holes completed by previous owners have been used for the mineral resource estimate.  The holes were drilled between the section 4660 East and 9500 East, excluding land not owned by Aurizon between section 5000 East and section 5520 East.  Holes were drilled with an average spacing of forty metres.  Aurizon has computerized and validated the historical data available and has also converted the imperial data into metric as necessary.

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Previous records indicate that sampling was performed along the hole to a maximum length of 1.5 metres.  As previously reported in the press release dated March 23, 2007, holes available have been re-assayed and confirm the grades and widths of the historical intersections.  In addition, sampling of core sections, which had not previously been assayed, returned similar grades.  No results from the re-assaying program have been incorporated into the updated mineral resource estimate.

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For the East block a minimum cut-off grade of 0.5 grams of gold per tonne was used.  For  the West block, a minimum cut-off grade of 0.5 grams of gold per tonne was used for intercepts between the surface and 150 metres, and a minimum cut-off grade of 1.5 grams of gold per tonne was used for intercepts between 150 metres and 300 metres.

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Higher grade intercepts have been capped at 25 grams of gold per tonne.  The specific gravity used in the tonnage calculation is 2.68 tonnes per cubic metre.

Quality Control

Mineral resource and reserve estimates, implementation and the quality control program are supervised by Jeannot Boutin, Superintendent, Mining Geology, for Lower Inter Zone and Ghislain Fournier, Corporate Development Manager, for Joanna, with the assistance of Geostat and Scott Wilson RPA, all “qualified persons” as defined by National Instrument 43-101.

Additional Information

A sketch is attached showing the resource outline at the Joanna Gold Project.  All other information previously released on Joanna is also available on the Aurizon website.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that the Company’s 100% owned Casa Berardi Mine will produce in excess of 1,000,000 ounces of gold over its initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

News Release –August 10, 2007
Aurizon Reports Additional Mineral Resources at Joanna and
Significant Increase in Grade of Lower Inter Mineral Resources at Casa Berardi

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans,  work programs, anticipated timing for completion of preliminary economic assessment and updated resource and reserve estimates. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “indicates”, "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable